UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-70633

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IGM Brokerage, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

484 E. Carmel Dr., #137
(No. and Street)

Carmel	IN	46032
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matthew M. Reynolds	312-399-4932	mreynolds@igmbd.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA, P.C.
(Name – if individual, state last, first, and middle name)

125 E. Lake Street, Suite #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2009	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matthew M. Reynolds _____, swear (or affirm) that, to the best of my knowledge and belief, the

financial report pertaining to the firm of IGM Brokerage, LLC _____, as of

12/31 _____, 2023___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
President

Susan Donohue
Notary Public



SUSAN R. DONOHUE
Seal
Notary Public · State of Indiana
Marion County
My Commission Expires May 22, 2024

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

IGM BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

Financial Report

Year Ended December 31, 2023

With Report of Independent Registered Public Accounting Firm



MC MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of IGM Brokerage LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IGM Brokerage LLC as of December 31, 2023, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of IGM Brokerage LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IGM Brokerage LLC's management. Our responsibility is to express an opinion on IGM Brokerage LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IGM Brokerage LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as IGM Brokerage LLC's auditor since 2023.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 22, 2024

Table of Contents

IGM BROKERAGE, LLC
(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS

Cash	$	60,736
Note receivable		10,416
Commission receivable		154,561
Prepaid expenses		14,296
TOTAL ASSETS	$	240,009

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$	144,961
Accounts payable and accrued expenses		5,302
Total Liabilities		150,263
Members' Equity		89,746
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	240,009

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

IGM Brokerage, LLC (the "LLC") was incorporated in September 8, 2020 in the State of North Carolina. The LLC is registered with the U.S. Securities and Exchange Commission ("SEC"). The LLC is also a member of FINRA and the Securities Investor Protection Corporation ("SIPC"). The LLC's Membership Application to the Financial Industry Regulatory Authority ("FINRA") was approved on April 20, 2022. The LLC's primary business activities are private placement of securities and commission sharing with other broker-dealers. The LLC is also approved as a mutual fund retailer and broker selling variable life insurance or annuities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consists of funds maintained in a checking account held at financial institutions.

Revenue Recognition

The LLC recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations at December 31, 2023.

Private Placement Fees: The LLC generates income through the securing of investors to purchase private placements of securities, and other financial instruments for portfolio companies and funds. Revenue is generally recognized at a point in time upon closing of the equity raise in which the LLC earns a percentage, and the amount can be determined. In 2023, the LLC earned revenue of $2,500 through the sale of certain private securities.

Commission Sharing Fees: The LLC has agreements with unaffiliated broker-dealers where in the LLC receives a portion of the commissions for the execution of financial products and securities for customers the LLC introduces to said unaffiliated broker-dealers. The LLC is dependent on the broker-dealers it has commission sharing agreements with to provide notice of commissions generated by LLC customers under the commission sharing agreement. Revenue is recognized at a point in time by the LLC on any commission in the period in which it is earned. Revenue from commission sharing totaled $442,786 in 2023.

Wholesaling revenue: The LLC has agreements with unaffiliated financial entities where in the LLC receives commissions on any institutions the LLC introduces that subsequently invests in products of those financial entities. The LLC only introduces these financial entities with institutions, no retail or individual investors. The LLC is dependent on the financial institutions it has wholesaling agreements with to provide notice of commissions generated by LLC customers under the agreement. Revenue is recognized at a point in time by the LLC on any commission in the period in which it is earned. Revenue from wholesaling totaled $101,698 in 2023.

Other income: The LLC charges its representatives for technology and other direct expenses for registration with the LLC. This is recorded in the financial statements as Other Income. Revenue from other income totaled $2,510 in 2023.

Income Taxes

The financial statements do not reflect a provision or liability for federal or state income taxes since under the Internal Revenue Code the LLC elected to be taxed as a partnership. Accordingly, the individual member reports their distributive share of the LLC's income or loss and credits on the member's individual federal tax return. Similar provisions apply for state and local income tax reporting. Accordingly, no provision for income taxes is provided in the accompanying financial statements.

(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

The LLC has adopted the provisions of FASB ASC Topic 740, *Accounting for Uncertainty in Income Taxes ("Uncertain Tax Position")*. This accounting guidance prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Uncertain Tax Position, an entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. The LLC has evaluated its tax position as of December 31, 2023, and does not expect any material adjustments to be made.

NOTE 3 – LEASE ACCOUNTING:

In connection with ASC Topic 842 ("ASC Topic 842") leases are accounted for lease obligations. As of December 2023, there are no leases entered into by the LLC. There is no corresponding recognition of a lease obligation on the statement of financial condition as the LLC does not have an obligation to record a right to use asset or an offsetting lease obligation. A portion of the consulting services paid is allocated to rent expense and totaled $6,000 for the year ended December 31, 2023.

NOTE 4 – REGULATORY REQUIREMENTS:

The LLC is subject to SEC Rule 15c3-1 (the Net Capital Rule), which requires the maintenance of minimum net capital. The Rule prohibits the LLC from engaging in securities transactions at any time the LLC's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. In addition, The Rule provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 15 to 1. At December 31, 2023, the LLC has net capital of $65,033 which exceeded the required net capital of $10,018 by $55,015 and its aggregate indebtedness to net capital ratio was 231.06%.

The LLC is not required to comply with Rule 15c3-3 as the LLC is relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK:

Cash

The LLC maintains principally all cash balances in one financial institution which, at times may exceed the amount insured by the Federal Deposit insurance Corporation. The exposure to the LLC is solely dependent upon daily bank balances and the respective strength of the financial institution. The LLC has not incurred any losses on this account.

Counterparty

As a securities broker, the LLC is engaged (i) in selling securities as an agent for a diverse group of portfolio companies to large individual customers and institutional investors, (ii) referring customers to third part broker-dealers for the execution of securities trading for commissions and (iii) introducing institutional buyers to financial entities for investment purposes. The LLC maintains agreements with the portfolio companies, unaffiliated broker-dealers and financial entities ("Counterparties") that states the Counterparties are obligated to make payment to the LLC for those services defined under the contract.

As the LLC does not execute the transactions above, the LLC must rely on Counterparties to pay commissions as required by the agreement. The LLC does not anticipate nonperformance by Counterparties in the above situations. The LLC's policy is to monitor its counterparty risk and to review, as necessary, the credit standing of each counterparty and portfolio LLC with which it conducts business.

NOTE 6 – INDEMNIFICATIONS:

In the normal course of its business, the LLC indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the LLC. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2023

The LLC provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The LLC may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the LLC could be required to make under these indemnifications cannot be estimated. However, the LLC believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 7 – RELATED PARTY TRANSACTIONS:

Pursuant to a consulting agreement (the "CA") Bristal Lane Group ("BLG") was retained to provide compliance, supervision, and accounting services, as well as a location for business. Bristal Lane and LLC have a single common unitholder. For the year ended December 31, 2023, fees charged by Bristal Lane totaled $59,041. These expenses have been reflected in the Statement of Operations as Professional Fees.

NOTE 8 – SUBSEQUENT EVENTS:

The LLC has evaluated events and transactions subsequent to the financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the LLC has determined that there were no such events or transactions which took place that would have a material impact on its financial statements.

NOTE 9 – COMMITMENTS AND CONTINGENCIES:

The LLC is a member of FINRA and registered with the US Securities and Exchange Commission and multiple state securities regulators. As such the LLC is susceptible to regulatory exams by all these organizations. Additionally, as the LLC retains registered representatives to sell securities to investors on behalf of portfolio companies, the LLC may be subject to arbitration or litigation. The LLC has not identified any matters that will have a material impact on the LLC's financial statements.

NOTE 10 – NOTE RECEIVABLE:

The LLC entered into a note receivable with one of its registered representatives. This note is a forgivable note with a forgiveness period of 24 months. Each month the LLC amortizes $1/24^{th}$ of the amount of the note. Total amortization expense in 2023 was $25,000, recognized as note amortization in the statement of operations.

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